UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No.4)

Under the Securities Exchange Act of 1934

        LARSON-DAVIS INCORPORATED
(Name of Issuer)


      Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)

              517310 10 8
(CUSIP Number of Class of Securities)


                                   Copy to:

Naomi Bodner                       Michael B. Solovay, Esq.
16 Grosser Lane                    Solovay Marshall & Edlin, P.C.
Monsey, New York 10952             845 Third Avenue
                                   New York, New York  10022
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         October 6, 1995
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this
Statement:
                                                    ___
                                                  /    /



                        Page 1 of 4 Pages
                   There are not any exhibits
______________________________________________________________________________

CUSIP No. 517310 10 8         13D            Page 2 of 4 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Naomi Bodner
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) /    /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.

______________________________________________________________________________
                         :  (7)    SOLE VOTING POWER
                         :                             430,208
                         :_______________________________________________
NUMBER OF SHARES BENEFICIALLY:  (8)SHARED VOTING POWER
OWNED BY EACH REPORTING  :                             430,208
PERSON WITH              :_______________________________________________
                         :  (9)    SOLE DISPOSITIVE POWER
                         :                             430,208
                         :_______________________________________________
                         : (10)    SHARED DISPOSITIVE POWER
                         :                             430,208
______________________________:_______________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         430,208
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*
                                             ___
                                            /___ /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    Less than 5.0%

_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN

_____________________________________________________________________________







              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Amendment No. 4 amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Naomi Bodner. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Mrs. Bodner sold 122,595 shares of the Common Stock as
follows:
          Date           Number of Shares    Price

     October 6, 1995         20,700          $6.25
     October 16, 1995        87,720          $6.4394
     October 17, 1995        12,000          $6
     October 18, 1995         2,175          $6.0937

          Each such sale was made on the securities exchange on which the shares of Common Stock are listed for trading. On December 27, 1995, Mrs. Bodner donated 52,509 shares of the Common Stock to a charitable organization. On December 28, 1995, Mrs. Bodner donated her right to receive 370,208 of the Fifth Warrants to a charitable organization.

          The Company has advised Mrs. Bodner that as of October 27, 1995, the Company had 8,223,931 shares of Common Stock outstanding. As a result of the sale of 122,595 shares of the Common Stock during the period from October 6, 1995 through October 18, 1995 and her gift of 52,509 shares of the Common Stock, Mrs. Bodner is the beneficial owner of 200,104 shares of the Common Stock. Upon the issuance, if any, of the Fourth and Fifth Warrants to Mrs. Bodner, she would beneficially own 430,208 shares of the Common Stock or less than 5.0% of the Company's Common Stock then outstanding, which would include the 200,104 shares of the Common Stock issuable upon the exercise of the Third Warrants (which Mrs. Bodner currently owns) and 200,104 and 30,000 shares of the Common Stock issuable upon the exercise of the Fourth and Fifth Warrants, respectively, if such warrants are issued. Mrs. Bodner has (and in the case of the shares which would be issuable upon the exercise of the Fourth and Fifth Warrants, would have) the sole power to vote and to dispose of such Common Stock. Because Mrs. Bodner has the sole power to determine whether or not to exercise the Third Warrants and thereby receive the Fourth and Fifth Warrants, the shares of Common Stock issuable upon the exercise of such Warrants have been included in the shares beneficially owned by Mrs. Bodner for purposes of the Schedule 13D.
                        Page 3 of 4 Pages

                            SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 28, 1995





                                   /s/ Naomi Bodner
                                   Name:  Naomi Bodner




































                        Page 4 of 4 Pages